SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-30984; File No. 812-14016]

HMS Income Fund, Inc., et al.; Notice of Application

March 18, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 57(a)(4) and 57(i) of the Investment

Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions

otherwise prohibited by section 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit business development companies

("BDCs") to co-invest with one another in portfolio companies.

Applicants: HMS Income Fund, Inc. (the "Company"); HMS Adviser LP ("HMS Adviser");[1] Main

Street Capital Corporation ("MSCC" and, together with the Company, the "Investing BDCs"); Main

Street Capital Partners, LLC ("Partners"); Main Street Mezzanine Fund, LP ("SBIC Fund I"); Main

Street Capital II, LP ("SBIC Fund II" and, together with SBIC Fund I, the "SBIC Funds"); MSCII

Equity Interests, LLC; Main Street Equity Interests, Inc.; and MSC Adviser I, LLC ("HMS Sub-

Adviser").

Filing Dates: The application was filed on March 22, 2012, and amended on July 27, 2012,

December 28, 2012, June 18, 2013, October 3, 2013, February 24, 2014 and March 17, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

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[1]   The term "Adviser" means HMS Adviser, HMS Sub-Adviser (as defined below), Partners (as
defined below), any other investment adviser to an Investing BDC (as defined below), and, with respect to
MSCC (as defined below), an internally managed business development company, MSCC.

Hearing requests should be received by the Commission by 5:30 p.m. on April 14, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-1090. Applicants: the Company and HMS Adviser, 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056; MSCC, Partners, the SBIC Funds, MSCII Equity Interests, LLC, Main Street Equity Interests, Inc., and HMS Sub-Adviser, 1300 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

For Further Information Contact: Mark Zaruba, Senior Counsel, at (202) 551-6878 or Dalia Osman Blass, Assistant Chief Counsel, at (202) 551-6821 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company is a closed-end management investment company that has elected to be regulated as a BDC under the Act.[2] The Company's primary investment objective is to generate current income through debt and equity investments. The Company has a five-member board of

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[2]   Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

directors (the "Company Board"), of which a majority are not "interested persons" of the Company as defined in section 2(a)(19) of the Act (for any board of directors, the "Independent Directors").

2. HMS Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and serves as the Company's investment adviser. All investment decisions made by HMS Adviser require the approval of its investment committee.

3. MSCC is a closed-end management investment company that has elected to be regulated as a BDC under the Act. MSCC is a principal investment firm that provides long-term debt and equity capital to lower middle market companies and debt capital to middle market companies. MSCC has a six-member board of directors (the "MSCC Board"),[3] of which five members are Independent Directors. MSCC is an internally managed BDC. All of MSCC's and its subsidiaries' personnel (the "MSCC Employees"), including all investment professionals, are employed by Partners.[4] Partners is a wholly-owned subsidiary of MSCC.

4. Applicants represent that the SBIC Funds were organized as limited partnerships under the laws of the state of Delaware and are each licensed by the Small Business Administration (the "SBA") to operate under the Small Business Investment Act of 1958 (the "SBA Act") as small business investment companies. Applicants state that the SBIC Funds will not be registered under the Act based on the exclusion from the definition of investment company contained in section

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[3] The term "Investing BDC Board" means the board of directors of an Investing BDC (i.e., the Company Board or the MSCC Board, as applicable).

[4] The MSCC Employees perform all of the day to day functions and activities of MSCC and its subsidiaries, including HMS Sub-Adviser. As such, the same investment professionals who advise MSCC and its Wholly-Owned Investment Subsidiaries also sub-advise the Company through HMS Sub-Adviser. The MSCC Employees are supervised by the MSCC Board, and when they are acting as investment professionals for HMS Sub-Adviser, they are supervised by HMS Sub-Adviser consistent with the policies and procedures adopted by HMS Sub-Adviser in accordance with the Advisers Act. The MSCC Employees are subject to the policies and procedures of MSCC and HMS Sub-Adviser, including, with respect to MSCC, those required by rule 38a-1 and section 57(h) of the Act and, with respect to HMS Sub-Adviser, those required by rule 206(4)-7 of the Advisers Act.

3(c)(7) of the Act. Main Street Mezzanine Management, LLC and Main Street Capital II GP, LLC, each of which is a wholly-owned subsidiary of MSCC, are the general partners of SBIC Fund I and SBIC Fund II, respectively. Partners is the manager and investment adviser of both SBIC Fund I and SBIC Fund II. Applicants represent that each of the SBIC Funds are Wholly-Owned Investment Subsidiaries[5] of MSCC because MSCC directly or indirectly owns 100% of the economic and voting interests in the SBIC Funds.

5.   HMS Sub-Adviser is a wholly-owned subsidiary of MSCC. HMS Sub-Adviser is registered as an investment adviser under the Advisers Act. Pursuant to the terms of the investment advisory agreement among the Company, HMS Adviser, MSCC, and HMS Sub-Adviser, HMS Adviser has engaged HMS Sub-Adviser as the Company's sub-adviser.[6] Applicants represent that no employee or representative of MSCC, Partners, or HMS Sub-Adviser serves or will serve on the investment committee of HMS Adviser, and HMS Adviser and its investment committee are in all other respects completely independent of MSCC, Partners, and HMS Sub-Adviser. Applicants represent that neither HMS Sub-Adviser, Partners nor MSCC are otherwise affiliated with the Company or HMS Adviser.

6.   Applicants seek an order ("Order") to permit the Company, on one hand, and MSCC, on the other hand, to participate in the same investment opportunities through a proposed co-

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[5]   A "Wholly-Owned Investment Subsidiary" is a special purpose subsidiary formed by an Investing BDC (a) whose sole business purpose is to hold one or more investments on behalf of the Investing BDC (or, in the case of certain subsidiaries, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (b) that is wholly-owned by the Investing BDC (with the Investing BDC at all times, directly or indirectly, holding, beneficially and of record, 100% of the economic and voting interests); (c) with respect to which the Investing BDC Board has the sole authority to make all determinations with respect to the Wholly-Owned Investment Subsidiary's participation under the conditions to the application; and (d) that is an entity that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

[6]   The agreement does not, however, permit HMS Adviser to delegate its authority to approve investments on behalf of the Company. Therefore, as discussed below, HMS Adviser will ultimately approve all investments made by the Company.

investment program where such participation would otherwise be prohibited under section 57 of the Act and the rules under the Act (the "Co-Investment Program"). For purposes of the application, a "Co-Investment Transaction" means any transaction in which the Company (or a Wholly-Owned Investment Subsidiary) participated together with MSCC (or a Wholly-Owned Investment Subsidiary) in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in which the Company (or a Wholly-Owned Investment Subsidiary) could not participate together with MSCC (or a Wholly-Owned Investment Subsidiary) without obtaining and relying on the Order.[7]

7.   Each Investing BDC may, from time to time, form one or more Wholly-Owned Investment Subsidiaries. A Wholly-Owned Investment Subsidiary of an Investing BDC would be prohibited from investing in a Co-Investment Transaction with the other Investing BDC (or its Wholly-Owned Investment Subsidiaries) because it would be a company controlled by the Investing BDC for purposes of section 57(a)(4) and rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of an Investing BDC and that the Wholly-Owned Investment Subsidiary's participation in any such transaction be treated, for purposes of the Order, as though the Investing BDC were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Investing BDC's investments and, therefore, no conflicts of interest could arise between the Investing BDC and the Wholly-Owned Investment Subsidiary. The Investing BDC Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary's

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[7]   All existing entities that currently intend to rely on the Order have been named as applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the application.

participation in a Co-Investment Transaction, and the Investing BDC Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Investing BDC's place. If an Investing BDC proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Investing BDC Board will also be informed of, and take into consideration, the relative participation of the Investing BDC and the Wholly-Owned Investment Subsidiary.

8. HMS Sub-Adviser and MSCC will generally originate and independently analyze the appropriateness of investments by the Investing BDCs.[8] Applicants expect that almost all investments that are appropriate investments for one Investing BDC will be appropriate for the other Investing BDC, with limited exceptions based on Available Capital,[9] diversification, investment size, borrow and sponsor limitations and other relevant factors.[10] HMS Adviser serves as the Company's investment adviser and administrator, and HMS Sub-Adviser serves as the Company's sub-adviser. In these roles, HMS Adviser is responsible for the overall management of the Company's activities, and HMS Sub-Adviser is responsible for the day-to-day management of the Company's investment portfolio, in each case consistent with their fiduciary duties. Although HMS Sub-Adviser will identify, determine the appropriateness of and recommend investments for the Company, the Sub-Advisory Agreement requires that, prior to any investment by the Company,

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[8] While it is currently anticipated that substantially all origination and evaluation of Potential Co-Investment Transactions will be conducted by HMS Sub-Adviser, nothing precludes HMS Adviser from independently identifying and evaluating a Potential Co-Investment Transaction. In such a case, HMS Adviser will follow the same process for approval of Co-Investment Transactions that HMS Sub-Adviser is required to follow under the terms of the application.

[9] "Available Capital" refers to the liquid assets not held for permanent investment, including bona fide uncalled capital commitments that can be called by the settlement date of the Co-Investment Transaction, cash, amounts that can currently be drawn down from lines of credit, and marketable securities held for short-term purposes.

[10] Neither the Company nor MSCC will be obligated to invest, or co-invest, when investment opportunities are referred to them.

HMS Sub-Adviser must present to HMS Adviser each investment that HMS Sub-Adviser

determines is appropriate for, and seeks to recommend to, the Company, and HMS Adviser has the

authority to approve or reject all investments proposed for the Company by HMS Sub-Adviser.

Through this authority to approve or reject any investment proposed by HMS Sub-Adviser, HMS

Adviser will have ultimate authority with respect to the Company's investments, subject in each

case to the oversight of the Company Board.

9.   In selecting investments for the Investing BDCs, the Advisers will consider only the

investment objective, investment policies, investment position, Available Capital, and other factors

relevant to the respective Investing BDC they advise. For each Potential Co-Investment Transaction

that HMS Sub-Adviser determines is an appropriate investment for the Company, HMS Sub-

Adviser will provide to HMS Adviser, in advance, information about such transaction, and will

propose an allocation for the Company for such transaction. HMS Adviser will then evaluate

whether the Potential Co-Investment Transaction fits within the Company's Objectives and

Strategies, is appropriate from a size and risk standpoint based on the Company's Available Capital,

is appropriately structured for co-investment by the Company and has undergone sufficient due

diligence to justify approval by HMS Adviser. If HMS Adviser independently determines that the

Potential Co-Investment as proposed by HMS Sub-Adviser (including the proposed allocation

between the Company and MSCC) is an appropriate investment for the Company, HMS Adviser

will present the Potential Co-Investment Transaction to the Eligible Directors of the Company

Board for their approval.

10.   For any Potential Co-Investment Transaction, the applicable Adviser will present the

investment opportunity and the proposed allocation to the directors eligible to vote under section

57(o) of the Act ("Eligible Directors") of each Investing BDC prior to any actual investment by an

Investing BDC. A Co- Investment Transaction will be consummated only upon approval by a required majority of the Eligible Directors within the meaning of section 57(o) of the Act ("Required Majority")[11] of each Investing BDC.

11.   With respect to the pro rata dispositions and Follow-On Investments[12] provided in conditions 7 and 8, an Investing BDC may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority of the Investing BDC if, among other things: (i) the proposed participation of each Investing BDC in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Investing BDC Board has approved the Investing BDC's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Investing BDC. If the Investing BDC Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Investing BDC's Eligible Directors. The Investing BDC Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors of the Investing BDC.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC (or a company controlled by such BDC) in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, in

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[11]   Applicants state that no Independent Director will have a financial interest in any Co-Investment Transaction or any interest in any related portfolio company, other than through an interest (if any) in the securities of the Investing BDC.

[12]   With respect to any security obtained in a Co-Investment Transaction, a "Follow-On Investment" is an additional investment in securities of the issuer of the security, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuer.

general, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC, is subject to section 57(a)(4). Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 applies.

2.   Rule 17d-1 under the Act prohibits affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that each of the Company or MSCC falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis MSCC or the Company, respectively. Section 57(b) applies to any investment adviser to a business development company, including a sub-adviser. Therefore, HMS Sub-Adviser could be deemed to be related to the Company in a manner described by Section 57(b). MSCC controls HMS Sub-Adviser and therefore MSCC (or a Wholly-Owned Investment Subsidiary of MSCC) could be deemed to be related to the Company in a manner described by Section 57(b) and prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program with the Company.[13]

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[13]   As discussed in the application, applicants do not believe that the Company would be a related to

4.   Applicants state that they expect that increasing the opportunities available to the

Investing BDCs with a co-investment structure would generate greater deal flow, broaden the

market relationships of the Company and MSCC, and posture them to make the most attractive risk-

adjusted investments and optimize performance of their portfolios. Applicants represent that the Co-

Investment Program will be implemented only if a Required Majority of each Investing BDC

approves it on the basis that it would be advantageous to the Investing BDC.

5.   Applicants submit that the Required Majority of an Investing BDC's approval of

each Co-Investment Transaction before investment, and other protective conditions set forth in the

application, will ensure that each Investing BDC will be treated fairly and reasonably. Applicants

state that an Investing BDC's participation in the Co-Investment Transactions will be consistent

with the provisions, policies and purposes of the Act and on a basis that is not different from or less

advantageous than that of other. Applicants further state that the terms and conditions of the

application will ensure that all such transactions are reasonable and fair to each Investing BDC and

do not involve overreaching by any person concerned, including the Advisers.

Applicants' Conditions:

Applicants agree that any Order granting the requested relief will be subject to the following

conditions:

1.   Each time an Adviser, other than HMS Adviser, considers a Potential Co-Investment

Transaction for an Investing BDC that falls within the other Investing BDC's then-current

Objectives and Strategies,[14] the Adviser(s) to an Investing BDC will make an independent

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MSCC in a manner described by section 57(b) because applicants assert that HMS Sub-Adviser does not
control the Company. However, if HMS Sub-Adviser were deemed to control the Company, then the
Company would be related to MSCC in a manner described by section 57(b) and, therefore, prohibited by
section 57(1)(4) and rule 17d-1 from participating in the Co-Investment Program.

[14]   "Objectives and Strategies" means an Investing BDC's investment objectives and strategies, as

determination of the appropriateness of the investment for the Investing BDC in light of the Investing BDC's then-current circumstances. If HMS Adviser refers a Potential Co-Investment Transaction to MSCC, MSCC will make an independent determination of the appropriateness of the investment itself in light of MSCC's then-current circumstances.

     2.   a.   If the Adviser(s) to an Investing BDC deems the Investing BDC's participation in any Potential Co-Investment Transaction to be appropriate for the Investing BDC, the Adviser(s) to the Investing BDC will then determine an appropriate level of investment for the Investing BDC.

        b.   If the aggregate amount recommended by the Adviser(s) to an Investing BDC to be invested in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other Investing BDC, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated between the Investing BDCs pro rata based on the ratio of each Investing BDC's Available Capital in the asset class being allocated to the aggregated Available Capital for the asset class being allocated of both Investing BDCs, up to the amount proposed to be invested by each. The Adviser(s) to an Investing BDC will provide the Eligible Directors of the Investing BDC, with information concerning each Investing BDC's Available Capital to assist the Eligible Directors with their review of the Investing BDC's investments for compliance with these allocation procedures.

        c.   After making the determinations required in conditions 1 and 2(a), the Adviser(s) to an Investing BDC will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Investing BDC, to

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described in the Investing BDC's registration statement on Form N-2, other filings the Investing BDC has made with the Commission under the Securities Act of 1933, as amended (the "1933 Act"), or under the Securities and Exchange Act of 1934, as amended, and the Investing BDC's reports to shareholders.

the Eligible Directors of the Investing BDC for their consideration. The Investing BDCs will co-invest with one another only if, prior to participating in the Potential Co-Investment Transaction, a Required Majority of each Investing BDC concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the Investing BDC or its stockholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(a)   the interests of the Investing BDC's stockholders; and

(b)   the Investing BDC's then-current Objectives and Strategies;

(iii)   the investment by the other Investing BDC would not disadvantage the Investing BDC, and the participation of the Investing BDC is not on a basis different from or less advantageous than that of the other Investing BDC; provided, that if one Investing BDC but not the other gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit a Required Majority of the Investing BDC from reaching the conclusions required by this condition 2(c)(iii), if:

(a)   the Eligible Directors of the Investing BDC will have the right to ratify the selection of such director or board observer, if any;

(b)   the Adviser(s) to an Investing BDC agrees to, and does, provide periodic reports to the Board of the Investing BDC with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or

management of the portfolio company; and

(c)   any fees or other compensation that the Investing BDC or any

affiliated person thereof, as applicable, receives in connection with the right of the

Investing BDCs to nominate a director or appoint a board observer or otherwise to

participate in the governance or management of the portfolio company will be shared

proportionately between the Investing BDCs in accordance with the amount of each

party's investment; and

(iv) the proposed investment by the Investing BDC would not benefit the

other Investing BDC or any affiliated person of either of them (other than the parties to the

Co- Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the

extent permitted by section 57(k) of the Act; (c) indirectly, as a result of an interest in the

securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of

fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Investing BDC has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4.   The Adviser(s) to an Investing BDC will present to the Board of the Investing BDC,

on a quarterly basis, a record of all investments made by the other Investing BDC during the

preceding quarter that fell within the Investing BDC's then-current Objectives and Strategies that

were not made available to the Investing BDC, and an explanation of why the investment

opportunities were not offered to the Investing BDC. All information presented to the Investing

BDC Board under this condition will be kept for the life of the Investing BDC and at least two years

thereafter, and will be subject to examination by the Commission and its staff.

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5. Except for Follow-On Investments made in accordance with condition 8, an Investing BDC will not invest in reliance on the Order in any issuer in which the other Investing BDC or any affiliated person of the other Investing BDC is an existing investor.

6. An Investing BDC will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the Investing BDC as for the other Investing BDC. The grant to one Investing BDC, but not to the other, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. a. If an Investing BDC elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction:

(i) The Adviser(s) to the Investing BDC will notify the other Investing BDC of the proposed disposition at the earliest practical time; and

(ii) The Adviser(s) to the Investing BDC will formulate a recommendation as to participation by the Investing BDC in the disposition.

b. Each Investing BDC will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the other Investing BDC.

c. An Investing BDC may participate in such disposition without obtaining prior approval of a Required Majority of the Investing BDC if: (i) the proposed participation of each Investing BDC in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Investing BDC Board has approved as being in the best interests of the Investing BDC the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Investing BDC Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, (i) the Adviser(s) to an Investing BDC will provide the Advisers' written recommendation as to the Investing BDC's participation in such disposition to the Eligible Directors of the Investing BDC and (ii) the Investing BDC will participate in such disposition solely to the extent that a Required Majority of the Investing BDC determines that it is in the Investing BDC's best interests.

        d.   Each Investing BDC will bear its own expenses in connection with any such disposition.

    8.   a.   If an Investing BDC desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction:

        (i)   The Adviser(s) to the Investing BDC will notify the other Investing BDC of the proposed Follow-On Investment at the earliest practical time; and

        (ii)   The Adviser(s) to the Investing BDC will formulate a recommendation as to participation by the Investing BDC in the Follow-On Investment.

        b.   An Investing BDC may participate in such Follow-On Investment without obtaining prior approval of a Required Majority of the Investing BDC if: (i) the proposed participation of each Investing BDC in such Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Investing BDC Board has approved as being in the best interests of the Investing BDC the ability to participate in such Follow-On Investment on a pro rata basis (as described in greater detail in the application); and (iii) the Investing BDC Board is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, (i) the Adviser(s) to an Investing BDC will provide the Advisers' written recommendation as to the Investing BDC's

participation in such Follow-On Investment to the Eligible Directors of the Investing BDC and (ii)

the Investing BDC will participate in such Follow-On Investment solely to the extent that a

Required Majority of the Investing BDC determines that it is in the Investing BDC's best interests.

c. If, with respect to any Follow-On Investment: (i) the amount of the Follow-On Investment is not based on the Investing BDCs' outstanding investments in the issuer

immediately preceding the Follow-On Investment; and (ii) the aggregate amount recommended by

the Adviser(s) to an Investing BDC to be invested by the Investing BDCs in the same Follow-On

Investment exceeds the amount of the opportunity; then the amount invested by each such party will

be allocated between them pro rata based on the ratio of each Investing BDC's Available Capital for

investment in the asset class being allocated to the aggregated Available Capital for investment for

the asset class being allocated of both Investing BDCs, up to the amount proposed to be invested by

each.

d. The acquisition of Follow-On Investments as permitted by this condition

will be considered a Co-Investment Transaction for all purposes and subject to the other conditions

set forth in the application.

9. The Eligible Directors of each Investing BDC will be provided quarterly for review

all information concerning Potential Co-Investment Transactions and Co-Investment Transactions,

including investments made by the other Investing BDC that the Investing BDC considered but

declined to participate in, so that the Eligible Directors may determine whether all investments

made during the preceding quarter, including those investments that the Investing BDC considered

but declined to participate in, comply with the conditions of the Order. In addition, the Eligible

Directors of each Investing BDC will consider at least annually the continued appropriateness for the Investing BDC of participating in new and existing Co-Investment Transactions. All information presented to the Investing BDC Board under this condition will be kept for the life of the Investing BDC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

10.   Each Investing BDC will maintain the records required by section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority of the Investing BDC under section 57(f).

11.   No Independent Director of an Investing BDC will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of the other Investing BDC.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under an Investing BDC's investment advisory agreements, be shared by the Investing BDCs with respect to a Co-Investment Transaction, in proportion to the relative amounts of the securities to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including break-up or commitment fees but excluding broker's fees contemplated by section 57(k) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Investing BDCs on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be

divided pro rata between the Investing BDCs based on the amount they invest in the Co-Investment Transaction. No Investing BDC or any affiliated person of the Investing BDC will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Investing BDCs, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Investing BDC's investment advisory agreements).

14.   The Advisers will each maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that HMS Adviser will be notified of all Potential Co-Investment Transactions that fall within the Company's then-current Objectives and Strategies and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary